UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

06006721

A/B 3/27/06

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SEC MAIL PROCESSING SECTION RECEIVED MAR 0 1 2006 WASH, D.C. 213

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66716

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Wells Fargo Funds Distributor, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

525 Market Street
(No. and Street)

San Francisco (City) CA (State) 94105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kevin Scott 414-359-3623
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

90 South Seventh Street (Address) Minneapolis (City) MN (State) 55402-3900 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 09 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Kevin Scott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wells Fargo Funds Distributor, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Kevin J. Scott
Signature

CFO & Treasurer - Wells Fargo Funds Distributor
Title

Kim Leitzke
Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KIM LEITZKE
NOTARY PUBLIC
STATE OF WISCONSIN

KPMG

WELLS FARGO FUNDS DISTRIBUTOR, LLC

Statement of Financial Condition

December 31, 2005

(With Independent Auditors' Report Thereon)

WELLS FARGO FUNDS DISTRIBUTOR, LLC

Table of Contents

KPMG

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Independent Auditors' Report

The Board of Governors and Member
Wells Fargo Funds Distributor, LLC:

We have audited the accompanying statement of financial condition of Wells Fargo Funds Distributor, LLC (the Company), a wholly owned subsidiary of Wells Fargo Investments Group, Inc. whose ultimate parent is Wells Fargo & Company, as of December 31, 2005 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Wells Fargo Funds Distributor, LLC as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 24, 2006

WELLS FARGO FUNDS DISTRIBUTOR, LLC

Statement of Financial Condition

December 31, 2005

Assets		
Cash and cash equivalents	$	21,491,176
Restricted cash		5,000
Deferred sales commissions (note 2c)		402,419
Prepaid expenses		738,485
Due from affiliate		6,298,536
529 Program 12b-1 receivable		537,515
Receivable from financier (note 3)		122,475
Other receivables		151,995
Total assets	$	29,747,601
Liabilities and Member's Equity		
Accounts payable	$	2,545,196
Accrued compensation and related benefits		1,063,413
Commissions and distribution fees payable		910,455
Other accrued expenses		1,159,964
Total liabilities		5,679,028
Member's equity		24,068,573
Total liabilities and member's equity	$	29,747,601

See accompanying notes to statement of financial condition.

(1) Organization and Nature of Operations

Wells Fargo Funds Distributor, LLC (WFFD) is a wholly owned subsidiary of Wells Fargo Investments Group, Inc. (WFIGI) whose ultimate parent is Wells Fargo & Company (WFC). WFFD is registered with the Securities and Exchange Commission (the SEC) as a broker-dealer in securities and is a member of the National Association of Securities Dealers, Inc. (NASD) and Municipal Securities Review Board (MSRB). As of December 31, 2005, WFFD's primary activity is the distribution of Wells Fargo Advantage Mutual Funds and the state of Wisconsin's Section 529 portfolios (the Funds), pursuant to a service agreement with Wells Fargo Funds Management (WFFM). WFFD was chartered and seeded with $23,501,000 by WFIGI on October 19, 2004 and commenced broker-dealer operations on April 11, 2005.

WFFD does not receive or hold customer funds or securities.

(2) Summary of Significant Accounting Policies

(a) Fair Value of Financial Instruments

Substantially all of WFFD's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

(b) Cash and Cash Equivalents

Cash and cash equivalents include cash in banks and highly liquid investments with an original maturity of three months or less.

(c) Sales Commissions

Payments of dealer reallowances from the sale of the Funds' Class C shares are recorded as a deferred asset at the point of sale and are amortized on a straight-line basis over a 12-month period. This corresponds with the period the deferred sales commissions are expected to be recovered from distribution fees and contingent deferred sales charges (CDSCs). CDSCs received by the Company from redeeming shareholders reduce unamortized deferred sales commissions first, with any remaining amount recorded as commission revenue.

(d) Income Taxes

WFFD is a wholly owned limited liability company and does not file its own income tax returns. Instead, the results of WFFD's operations are included in the income tax returns of its parent. WFFD does not pay income taxes to its parent, WFIGI, does not have a tax sharing agreement with its parent, and management does not have the intention of changing these facts. Thus, WFFD has many attributes of a pass-through entity and income taxes are not presented in its statement of financial condition.

(e) Stock-Based Compensation

Selected WFFD employees participate in various WFC stock-based employee compensation plans (the Plans). The Plans provide for awards of incentive and nonqualified stock options, stock appreciation rights, restricted shares, restricted share rights, performance awards and stock awards without restrictions. Options must have an exercise price at or above fair market value (as defined in

the plan) of the stock at the date of grant and a term of no more than 10 years. As permitted by SFAS No. 123, *Accounting for Stock-Based Compensation*, WFC, and therefore WFFD, has elected to apply the intrinsic value method of Accounting Principles Board Opinion 25, *Accounting for Stock Issued to Employees* (APB 25), to account for its participation in the Plans through December 31, 2005.

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004), *Share-Based Payment* (SFAS 123R), which replaced SFAS No. 123 and superseded APB 25. WFC adopted SFAS 123R on January 1, 2006, which requires a company to measure the cost of employee services received in exchange for an award of equity instruments, such as stock options or restricted stock, based on the fair value of the award on the grant date. This cost must be recognized in the income statement over the vesting period of the award. WFFD does not believe that the adoption of SFAS 123R will have a significant effect on its financial condition.

(f) Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from such estimates.

(3) Receivable From Financier

WFFD and WFFM have entered into a Purchase and Sale Agreement with a designated financier. Pursuant to the agreement, rights associated with the sale of Class B shares have transferred to the financier. As such, the financier is entitled to Rule 12b-1 and Contingent Deferred Sales Charges (CDSC) fees associated with these shares. Subsequent to the sale of the rights, WFFD and WFFM have neither continuing involvement nor recourse with respect to the Rule 12b-1 fees and Contingent Deferred Sales Charges.

(4) Related-party Transactions

In the ordinary course of business, WFFD enters into material transactions with other affiliates of WFC. These transactions could be charges or reimbursements to WFFD and include costs incurred for employee benefit programs sponsored by WFC (note 6) and other operating expenses allocated by affiliates.

(5) Net Capital Requirements

WFFD is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), and is required to maintain minimum net capital of $709,879. At December 31, 2005, WFFD had net capital of $9,510,770 which was $8,800,891 in excess of the minimum required. WFFD's net capital ratio (ratio of aggregate indebtedness to net capital) was 59.71% at December 31, 2005.

WFFD is exempt from Rule 15c3-3 under subsection (k)(2)(i). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

(6) Employee Benefits

WFFD participates in WFC's noncontributory qualified defined benefit retirement plans that cover substantially all employees. The projected benefit obligations and fair value of plan assets relating to only WFFD's employees are not available.

WFFD's employees are eligible for benefits under WFC's defined contribution 401(k) Plan. Under the 401(k) Plan, each eligible employee may contribute up to 25% of their pretax certified compensation, although there may be a lower limit for certain highly compensated employees in order to maintain the qualified status of the 401(k) Plan. Eligible employees who complete one year of service are eligible for matching company contributions, which are generally a dollar for dollar match up to 6% of an employee's certified compensation. The matching contributions generally vest over four years.